Filer:The Profit Recovery Group International, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934
               Subject Company: Howard Schultz & Associates International, Inc.
                                                  Commission File No. 000-28000

                       EMPLOYEE AND CLIENT COMMUNICATIONS

                                 INVESTOR NOTICE

The Profit Recovery Group International, Inc. ("PRG") and Howard Schultz & Associates International, Inc. ("HS&A") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition discussed herein with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, The Profit Recovery Group International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339 or by telephone at 770-779-3900.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Statements made in these materials which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) PRG's announced divestitures may require a longer time to accomplish than PRG anticipates, and PRG may incur additional losses if, upon disposal, it does not receive the prices it anticipates for such businesses and may incur unanticipated further charges as a result of divestiture initiatives, (ii) the announced intention by PRG to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (iii) PRG may not achieve anticipated expense savings, (iv) PRG's past and future investments in technology and e-commerce may not benefit its business, (v) PRG's Accounts Payable and French Taxation Services businesses may not grow as expected, (vi) PRG's international expansion may prove unprofitable and (vii), PRG may not be able to successfully complete the acquisition of HS&A or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of HS& is not completed, PRG will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect PRG's business include (i) its ability to effectively manage during the divestitures,
(ii) the possibility of an adverse  judgment in pending  securities  litigation,
(iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition,
(v) the effect of strikes, (vi) future weakness in the currencies of countries in which PRG transacts business, (vii) changes in economic cycles, (viii) competition from other companies, (ix) the effect of bankruptcies of larger clients, (x) changes in governmental regulations applicable to PRG, and other risk factors, detailed in PRG's Securities and Exchange Commission filings, including PRG's Form 10-K filed March 27, 2001. PRG disclaims any obligation or duty to update or modify these forward-looking statements.

[Letter to HS&A-only Clients]


July 26, 2001

[Name]
[Contact Information]


Dear [Name]:

Bringing together the world's most knowledgeable and accomplished professionals, Howard Schultz & Associates (HS&A) and The Profit Recovery Group International, Inc. (PRG) today announced an agreement to combine our companies, creating the world's leading recovery audit services firm, with the power to provide the most comprehensive accounts payable recovery auditing services to our clients.

In the past decade, each firm has worked hard at identifying new audit opportunities, furthering software application systems and hiring talented audit associates to serve our clients. The combination of our businesses will enable us to pool our best practices, consolidate our research and development efforts, and leverage our unique areas of specialization to better serve our clients.

There will be no change in the service you receive from our firm. Until the necessary approvals are obtained, we will continue with business as usual, operating as two distinct, companies. Once the transaction receives the appropriate regulatory, bank and shareholder approvals, we fully anticipate that we'll simply get better at meeting your business objectives.

In closing, thank you for your continued business -- the challenge to exceed your expectations on a daily basis is our privilege and our pleasure. Our clients have always been the foundation of our success, no more so than today, as you are an instrumental force in our future success. In the next few days, a representative from your client team will be contacting you to request an in-person meeting to provide additional information about this exciting development. If you have questions, feel free to ask your client representative, or contact me directly.

Together, we will endeavor to seize the opportunity ahead -- with singular focus, unmatched dedication, and the integrity of our leadership.


Sincerely,

Howard Schultz
Howard Schultz & Associates International, Inc.

[Letter to PRG - only Clients]

July 26, 2001

[Name]
[Contact Information]


Dear [Name]:

Bringing together the world's most knowledgeable and accomplished professionals, The Profit Recovery Group International, Inc. (PRG) and Howard Schultz & Associates International, Inc. (HS&A) today announced an agreement to combine our companies, creating the world's leading recovery audit service provider, with the power to provide the most comprehensive accounts payable recovery auditing services to our clients.

In the past decade, each firm has worked hard at identifying new audit opportunities, furthering software application systems and hiring talented audit associates to serve our clients. The combination of our businesses will enable us to pool our best practices, consolidate our research and development efforts, and leverage our unique areas of specialization to better serve our clients.

There will be no change in the service you receive from our firm. Until the necessary approvals are obtained, we will continue with business as usual, operating as two distinct companies. Once the transaction receives the necessary approvals, we fully anticipate that we'll simply get better at meeting your business objectives.

In closing, thank you for your continued business -- the challenge to exceed your expectations on a daily basis is our privilege and our pleasure. Our clients have always been the foundation of our success, no more so than today, as you are an instrumental force in our future success. In the next few days, a representative from your client team will be contacting you to request an in-person meeting to provide additional information about this exciting development. If you have questions, feel free to ask your client representative, or contact me directly.

Together, we will endeavor to seize the opportunity ahead -- with singular focus, unmatched dedication, and the integrity of our leadership.



Sincerely,

John Cook
The Profit Recovery Group International, Inc.

[Letter to Shared Clients]

July 26, 2001

[Name]
[Contact Information]

Dear [Name]:

Bringing together the world's most knowledgeable and accomplished professionals, The Profit Recovery Group International, Inc. (PRG) and Howard Schultz & Associates International, Inc. (HS&A) today announced an agreement to combine our companies. The combination of our businesses will enable us to pool our best practices, consolidate our research and development efforts, and leverage our unique areas of specialization, creating the world's leading recovery services firm, with the power to provide the most comprehensive accounts payable recovery auditing services to our clients.

There will be no change in the services you receive from our companies. There should be no interruption in your service, no change in your audit cycle timing. Until the necessary approvals are obtained, we will continue with business as usual, operating as two distinct companies.

We understand that you'll have questions about what will happen when the transaction closes. When the transaction closes, your client team will work with you to develop a specific business plan to ensure that as a combined organization, we are fully prepared to provide the most comprehensive, customized accounts payable recovery audit service to meet your business needs. If you have any questions in the meantime, please do not hesitate to contact any member of our teams.

In closing, thank you for your continued business -- the challenge to exceed your expectations on a daily basis is our privilege and our pleasure. Our clients have always been the foundation of our success, no more so than today, as you are an instrumental force in our future success.

Together, we will endeavor to seize the opportunity ahead -- with singular focus, unmatched dedication, and the integrity of our leadership.


Sincerely,

John Cook                                    Howard Schultz
The Profit Recovery Group                    Howard Schultz &
International, Inc.                          Associates International, Inc.

[Letter to HS&A Employees & Associates]

July 26, 2001

To All HS&A Employees and Associates:

Howard Schultz & Associates International, Inc. (HS&A) and The Profit Recovery Group International, Inc. (PRG) today announced an agreement to bring our two companies together. By combining the world's most knowledgeable and accomplished professionals, together we create the world's leading accounts payable recovery audit firm, with the power to provide more skill, experience, talent and technology than any company in our industry.

We know that ultimately our success comes down to our people. You are the reason that our companies have earned reputations for quality service and performance. We are eager to ensure that the environment at each of our companies continues to foster great achievement. It is our mutual hope and desire that the talented professionals with HS&A will see the great potential this combination brings, and will remain with the new organization--an organization that combines the best talent, people and ideas in our business.

This is a monumental event in both of our companies' histories, and over the next few months you may experience some uncertainty. We ask that everyone remain focused on maintaining the highest level of service to our clients. If you have a question, don't let the rumor mill get out of control -- ASK! During the next few weeks and months, we will continue to keep you informed about the status of the necessary approvals, the close of the transaction, and the integration of our two organizations - and we're committed to doing so in the most candid and timely manner possible.

Attached for your information is an overview of our two companies, the announcement distributed today, the business operating guidelines, and a question & answer document that we believe addresses many of your initial questions. We also invite you to listen-in to a conference call we recorded exclusively for our employees and associates. The call-in number is 800-945-7247 in the U.S., 402-220-3564 if calling from outside of the U.S.

The company will also be hosting separate live conference calls later today, and these calls will include question and answer sessions. Associates are invited to join Charlie Schembri at 11AM CT, and the call-in number is 877-917-3406 in the U.S., 773-756-4622 if calling from outside of the U.S. You will need to provide the leader's name (Charlie Schembri), and the passcode "Schultz."

Employees are invited to join Andy Schultz at 4PM CT, and the call-in number is 888-577-8994 in the U.S., 630-395-0073 if calling from outside of the U.S. You will need to provide the leader's name (Andy Schultz) and passcode "Schultz."

There will likely be more questions, and we encourage you to either ask your supervisor, or submit your questions to the Employee and Associate Infoline either via fax 972-644-4276, phone 972-246-2316, or via e-mail:
hsaquestions@hsadallas.com. The communications team will respond to your questions within 48 hours.

Should you  receive any  questions  from the media or the  financial  community,
please   refer  them  to   Michelle   Duncan,   PRG   Corporate   Communications
(770-779-3295), or Leslie Kratcoski, PRG Investor Relations, (770-779-3099).

Until the necessary regulatory, bank and shareholder approvals are obtained, we are required to continue to operate as two separate companies. There will be no immediate changes in how we deliver service to our clients. It's important that we continue to operate separately until we receive the appropriate approvals -- for more information, see the business operating guidelines included with this letter.

In closing, thank you for your continued support -- every one of our employees and associates accept the daily challenge to exceed our clients' expectations, with pleasure. Our people remain the driving force behind our success, no more so than today, as you are instrumental in making this combination a continuation of our successes.

Together, we will endeavor to seize the opportunity ahead -- with singular focus, unmatched dedication, and the integrity of our leadership.


Sincerely,

Howard Schultz                               John Cook
Howard Schultz & Associates.                 The Profit Recovery Group
International, Inc.                          International, Inc.

[Letter to PRG Employees]

July 26, 2001

To All PRG Employees:

The Profit Recovery Group International, Inc. (PRG) and Howard Schultz & Associates International, Inc. (HS&A) today announced an agreement to bring our two companies together. By combining the world's most knowledgeable and accomplished professionals, together we create the world's leading accounts payable recovery audit firm, with the power to provide more skill, experience, talent and technology than any company in our industry.

This is a monumental event in both of our companies' histories, and over the next few months you may experience some uncertainty. We ask that everyone remain focused on maintaining the highest level of service to our clients. If you have a question, don't let the rumor mill get out of control -- ASK! During the next few weeks and months, we will continue to keep you informed about the status of the necessary approvals, the close of the transaction, and the integration of our two organizations - and we're committed to doing so in the most candid and timely manner possible.

Meanwhile, attached for your information is an overview of our two companies, the announcement distributed today, the business operating guidelines, and a question & answer document that we believe addresses many of your initial questions. We also invite you to listen-in to a conference call we recorded exclusively for our employees and associates. The call-in number is 800-945-7249 in the U.S., 402-220-3565 if calling from outside of the U.S.

There will be more questions, and again, we encourage you to either ask your supervisor, or submit your questions to the Employee and Associate Infoline either via fax (770) 779-3042, phone (770) 779-3386, or via e-mail:
justask@prgx.com. The communications team will find the answers and respond to your questions within 48 hours. Should you receive any questions from the media or the financial community, please refer them to Michelle Duncan, PRG Corporate Communications (770-779-3295), or Leslie Kratcoski, PRG Investor Relations, (770-779-3099).

Until the necessary regulatory, bank and shareholder approvals are obtained, we are required to continue to operate as two distinct companies. There will be no immediate changes in how we deliver service to our clients. It's important that we continue to operate separately until we receive the appropriate approvals -- for more information, see the business operating guidelines included with this letter.

In closing, thank you for your continued support -- every one of our employees and associates accept the daily challenge to exceed our clients' expectations, with pleasure. Our people remain the driving force behind our success, no more so than today, as you are instrumental in making this combination a continuation of our successes.

Together, we will endeavor to seize the opportunity ahead -- with singular focus, unmatched dedication, and the integrity of our leadership.

Sincerely,

John Cook                                        Howard Schultz
The Profit Recovery Group                        Howard Schultz & Associates
International Inc.                               International, Inc.

                [Business Operating Guidelines - Distributed to
                  Employees and Associates of Both PRG & HS&A]

                          BUSINESS OPERATING GUIDELINES

PRG and HS&A management recently made the exciting announcement that our companies will combine to become the world's leading recovery services firm. Due to the nature of the transaction, the transaction is still subject to the regulatory, bank and shareholder approvals. The transaction is expected to close in the fourth quarter of 2001, and we will have to limit our joint activities until we receive full regulatory, bank and shareholder approval.

During this important transition time, both companies must follow pre-close antitrust guidelines. If we don't follow these guidelines, we could negatively impact the transaction. Antitrust laws are concerned with the exchange of information between competing companies that might inappropriately lessen competition. In general, exchange of information that is not competitively significant is permissible. See the attached chart to see what is considered competitive information.

We will keep you posted on the status of the transaction and when it will be appropriate to share the information that is restricted in these guidelines. In the meantime, we have provided answers to a few questions you might have at this point. Again, these are general guidelines. If you have any doubts, please contact the PRG Information Hotline at justask@prgx.com, (770-779-3385, phone or 770-779-3042 fax).

-------------------------------------------------- ------------------------------------------------

                    CAN BE SHARED                                    CANNOT BE SHARED
                                                                (COMPETITIVELY SENSITIVE)
-------------------------------------------------- ------------------------------------------------
-  General information regarding current             -  Current or future pricing plans, e.g.,
   products or services and business activities         rebate information, discounts, sales
                                                        strategies, conditions of sales, specific
                                                        prices or profit margins
---------------------------------------------------------------------------------------------------
-  General information regarding data                -  Current or future marketing strategies
   processing systems
---------------------------------------------------------------------------------------------------
-  General information regarding existing joint       - Customer lists, prospective bidding plans
   ventures or similar relationships with third         or pending bids
   parties (pay attention to confidentiality
   agreements)
---------------------------------------------------------------------------------------------------
-  Information regarding organization of             -  Detailed cost information for each service
   operations, management and personnel
---------------------------------------------------------------------------------------------------
-  Information that is in the public domain or       -  Profit margins by service
   that is regularly disclosed
---------------------------------------------------------------------------------------------------

QUESTIONS & ANSWERS

Q:   What should I do if I am not sure if something is competitively sensitive?

A: If there is any question at all, inquire with the PRG Information Hotline: justask@prgx.com, phone: 770-779-3385, or fax: 770-779-3042.

Q:   When can I share competitively information?

A: We will let you know as soon as the transaction is completed. Until then, if you think you need to share this information, but are unsure if it is competitively sensitive, seek counsel-- inquire with the PRG Information
     Hotline: justask@prgx.com, phone: 770-779-3385, or fax: 770-779-3042.

Q:   What if my client asks for a joint bid?

A: Until the transaction is complete, it is inappropriate and unlawful to give a joint bid.

Q: What information can I get from the other companies' employees and or associates?

A: These rules apply to both companies so it is inappropriate to ask employees or associates of either company for competitive information.

[PRG Employee Hotline Greeting Script]

Hello, and welcome to the PRG Employee Hotline--a two-way communication vehicle designed to help Employees communicate with Management in an open, honest and timely manner. The purpose of the Information Hotline is two-fold: 1.) to provide employees with as much information as possible, whether for yourself, or to better prepare you to answer your clients' questions, and 2.) to gather information and concerns from Employees to better understand issues that may affect our organizations.

Your comments are important, and will remain confidential unless you request a response.

This is the week of Monday, July 23rd.
--------------------------------------

PRG and HS&A recently announced an agreement to bring our two companies together. By combining the world's most knowledgeable and accomplished professionals, together we create the world's leading recovery audit services provider, with the power to provide more skill, experience and talent than any company in our industry.

Until the necessary approvals are received, we will continue to operate as two distinct companies. There will be no change in how we deliver service to our clients.

Your feedback and participation is vital to our new organization, and all employees and associates are asked to provide ideas, feedback, and input to truly make this a combination of the best talent, people, and ideas in the business.

We understand that you have many questions regarding this transaction and how it affects you. Many questions are likely top-of-mind for an employee, associate or client. We encourage you to ask questions, and seek out answers. The communications team commits to finding the answers, and will report back in a timely, candid and honest manner. Please leave a message and let us know what's on your mind. If you leave your contact information, we will respond within 48 hours.

Remember, your comments are important, and will remain confidential unless you choose to request a response. Thank you for calling.

[HS&A Employee and Associate Hotline Greeting Script]

Hello, and welcome to the Employee and Associate Hotline--a two-way communication vehicle designed to help Employees and Associates communicate with Management in an open, honest and timely manner. The purpose of the Information Hotline is two-fold: 1.) to provide employees and associates with as much information as possible, whether for yourself, or to better prepare you to answer your clients' questions, and 2.) to gather information and concerns from Employees and Associates to better understand issues that may affect our organizations.

Your comments are important, and will remain confidential unless you request a response.

This is the week of Monday, July 23rd.
--------------------------------------

HS&A and PRG recently announced an agreement to bring our two companies together. By combining the world's most knowledgeable and accomplished professionals, together we create the world's leading accounts payable recovery audit services provider, with the power to provide more skill, experience and talent than any company in our industry.

Until the necessary approvals are received, we will continue to operate as two distinct companies. There will be no changes in how we deliver service to our clients.

Your feedback and participation is vital to our new organization, and all employees and associates are asked to provide ideas, feedback, and input to truly make this a combination of the best talent, people, and ideas in the business.

We understand that you have many questions regarding this transaction and how it affects you. Many questions are likely top-of-mind for an employee, associate or client. We encourage you to ask questions, and seek out answers. The communications team commits to finding the answers, and will report back in a timely, candid and honest manner. Please leave a message and let us know what's on your mind. If you leave your contact information, we will respond within 48 hours.

Remember, your comments are important, and will remain confidential unless you choose to request a response. Thank you for calling.

[HS&A Employee & Associate Q&A]


                       Howard Schultz & Associates (HS&A)-
                 The Profit Recovery Group International (PRG):
                              Questions and Answers

GENERAL


Who  is  PRG?

Headquartered  in Atlanta,  Ga., The Profit Recovery Group  International,  Inc.
(PRG) is one of the world's leading providers of recovery audit services. PRG's Accounts Payable organization employs over 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly traded company in 1996. Shares of PRG are traded on the NASDAQ National Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.

Who is HS&A?

Founded in 1970, Howard Schultz & Associates International, Inc. (HS&A) is an industry pioneer and a world leader in recovery audit services. HS&A's core business is accounts payable recovery auditing, and the company has an extensive, global client base. HS&A also audits occupancy costs, vendor statements and direct store delivery records to recover overpayments that are a result of missed credits, duplicate payments, overlooked allowances, incorrect invoices and other discrepancies. With its headquarters in Dallas, Tx., HS&A has more than 1,000 auditors serving 1,500 clients in 17 countries.


What did the two companies exactly announce today?

The companies announced an agreement to combine our companies through PRG's purchase of substantially all of the assets of HS&A and substantially all of the equity of certain of its affiliates in exchange for PRGX common stock. The companies will join in a continuing effort to offer the best in talent and resources to provide clients with the most comprehensive recovery audit service. In order to accomplish this, PRG and HS&A plan to merge their services into one combined recovery services resource.

When will the deal be complete?

The transaction is subject to regulatory and bank approvals as well as approvals from both companies' shareholders. Once these approvals are received, full integration of the organizations can begin. In the meanwhile, both companies will continue to operate as separate companies. Subject to obtaining required approvals, the deal is expected to close in the fourth quarter of 2001, and the full integration will begin shortly thereafter.

Who will lead the integration once the deal is complete?

To ensure a smooth transition, John Cook and Howard Schultz will be personally driving the integration process through day-to-day involvement in the business, specifically by directing the efforts of the Integration Program Office. Mr. Cook and Mr. Schultz have appointed a broad integration team of experienced specialists from both companies, led by Andy Schultz (HS&A) and Brad Roos (PRG), and we've enlisted the assistance of Bain & Company, a well-respected management consulting firm with expertise in this area.

Who will lead the new organization?

Howard Schultz will become Chairman of the new organization, and John Cook will be President and Chief Executive Officer. The Chairman and the CEO will work as a team to jointly manage the new organization.

What will the new organization be called?

The new company will be called PRG-Schultz, to represent the combination of our two organizations into the world's leading provider of accounts payable recovery audit services.

Will there be a new logo?

When the transaction closes, we will also launch a new identity for our combined company. We'll keep you posted on how the roll-out will work, once the new identity is ready to launch.

How many employees and associates will be a part of the new organization?

PRG has approximately 2,500 employees, serving 2,500 clients in over 34 countries. HS&A has over 1,000 audit associates serving 1,500 clients in 17 countries. The new organization will have approximately 3,500 employees, serving approximately 3,950 unique clients in 35 countries.

EMPLOYEE/ASSOCIATE

Have other associates/employees been notified?

Yes. Simultaneously today, members of the management teams in both companies are holding meetings with employees and associates where possible. Other employees and associates are participating in conference calls with management and all employees and associates should receive an electronic packet of information in regard to today's news.

Will I report to someone new?

During the next few months PRG and HS&A will begin to examine what the combined management team will look like. This will likely result in some changes in reporting relationships. However, there will be no changes until the transaction receives the appropriate regulatory, bank and shareholder approvals.

Will anyone lose his or her jobs?

We all know that the nature of a business combination is, by design, a strategic option to gain efficiencies. Once all necessary approvals are received, John Cook, Howard Schultz, and their management teams will review the resources necessary to support and grow the new organization, which may mean some changes.

It is important to remember that no immediate changes will be made at this time. In order to achieve continued success, both organizations rely on the knowledge and resources of everyone at HS&A and PRG.

Will job responsibilities and status levels change?
Again, the combination may bring about some change in how the new company will be organized. But those details have not yet been determined. Remember, no immediate changes will be made at this time.

Will my compensation and benefits plan change? Will I have to become an employee of the new organization?
As with any change of this magnitude, we will look at all aspects of the organization to ensure consistency of our compensation plans. It's an open secret at HS&A that we've been working through a compensation plan to convert our HS&A associates to employees, as PRG's professionals are already. For good, solid business reasons totally unrelated to this announcement, we were developing this compensation plan. To help us expedite the process of bringing our two organizations together both culturally and structurally, we plan to convert HS&A associates to employees. You'll have many questions on the subject, and you'll be hearing many more details shortly. For now, suffice it to say that we're confident that the conversion plan - like this announcement itself - will be good for our clients, good for the firm ... and good for our associates as well.

Do I have to relocate?
It is important to remember that there will be no immediate changes made at this time. We simply will not know these details until the transaction is complete. The combined client base of both companies might provide a greater opportunity for some auditors to work closer to home.

Will offices be merged together?
Until the transaction is complete,  no immediate  changes will be made. Once all
the  necessary   approvals  are  received,   the  integration   team  will  make
recommendations about combining space, where appropriate.

What about paychecks?  Benefits?  Business cards and other details?
Until further notice all administrative procedures remain in place. Until the completion of the transaction, all employees and associates are part of their separate, respective companies. This means that there will be no changes in when and how you receive your paycheck, or your medical, dental or other benefit coverage.

If I'm a HS&A associate or employee with stock options in HS&A, what happens now?
In most cases, your stock options in HS&A will be converted into options to purchase PRGX common stock. (See below for more information).

What will happen to the HSA-Texas stock options outstanding at closing?
At closing, each outstanding HSA-Texas option held by employees, associates or directors of HSA-Texas who become employees or directors of PRG will be assumed by PRG and thereafter deemed to constitute an option to acquire PRG common stock, at terms equivalent to those of the HSA-Texas stock option in accordance with the 1999 Howard Schultz & Associates Stock Option Plan (the "Plan"). The exercise price and the number of shares subject to each of these HSA-Texas stock options will be adjusted to give effect to the proposed acquisition of HSA-Texas and all of these options will automatically vest and have a term of five years following the closing.

What will the terms of the substituted options be?
The terms of the substituted options will be identical to the terms of the corresponding HSA-Texas options except that the number of shares of PRG common stock underlying each option and the exercise price will be adjusted as discussed below. Effective upon closing, PRG will adopt a stock option plan providing substantially the same terms as the Plan. The Non-Qualified Stock Option Agreement entered into by each option holder with HSA-Texas will remain in effect after the closing. The substituted options will be fully vested and exercisable upon closing. Immediately prior to closing, HSA-Texas will amend the Plan, in order to extend the expiration date of the HSA-Texas options following the proposed acquisitions to a date five years after the closing.

How will the exercise price of the assumed options and the number of shares underlying outstanding HSA-Texas options be adjusted?
HSA-Texas option holders currently own HSA-Texas options at one of two exercise prices per share, $8.16 and $9.06. As an example, an HSA-Texas option to purchase 1000 shares of HSA-Texas common stock at an exercise price of $8.16 per share would be converted into an option to purchase 1,487 shares of PRG common stock at an exercise price of $5.49 per share. An HSA-Texas option to purchase 1000 shares of HSA-Texas common stock at an exercise price of $9.06 per share would be converted into an option to purchase 1,487 shares of PRG common stock at an exercise price of $6.09 per share. The closing price of PRG common stock on July 24, 2001 was $10.65.

The exercise price and number of shares underlying options set forth above assume that the number of shares of outstanding HSA-Texas common stock remain constant and that the expenses of effecting the liquidation of HSA-Texas, including the payment of outstanding liabilities, do not exceed its cash on hand.

Please note that PRG and HSA-Texas have not yet signed a definitive asset acquisition agreement and the treatment of options in the acquisition is subject to change based upon ongoing negotiations.

How will this announcement impact business projects and decisions that are currently in-process?
Until the transaction is complete, business will run as usual, which means decisions currently in-process will follow the same approval and measurement process as before. You should continue working on your projects. If you have a question about a specific project you're working on, ask your manager for further clarification.

What will happen to the HS&A mission statement, vision and values?
PRG and HS&A are complementary organizations, and we share more than just a business model. We share the common objective to deliver unmatched results and services to our customers in the most professional spirit; we both believe in developing our associates to the fullest; and we share a vision of advancing the state of technologies and methodologies for our business practices. That said, each of our companies is unique, and it will be those differences that will be the key to our success together. It takes many different viewpoints to make an organization successful. During the integration process, we will review our cultures, their missions, values, attitudes and standards to establish the best qualities of each, and examine how the new organization will adopt these.

CLIENT

How will the announcement impact our clients?
The purpose of the transaction is to enable our companies to better serve our clients. By focusing our combined talent, technology and resources on our clients' businesses, we will be better positioned to deliver the most comprehensive accounts payable recovery auditing service in the world. While the transaction is undergoing the necessary approvals, there will be no change to the way each of our companies deliver service to our clients.

Once the transaction is final, client management teams will be designated to work with our PRG-HS&A (shared clients) to define specific business plans to employ post-close. By seeking our clients' input on their specific needs, we will be better able to help our clients successfully manage their business.

How are our clients being notified about the announcement?
We are asking all appropriate employees and associates with client responsibility to personally and proactively call their clients to inform them of the news, and let them know that a letter is being delivered to them. For shared clients, we have adopted a specific protocol for a coordinated approach (see below). Be sure to work with your manager to coordinate your approach. Your manager has a Client Briefing Kit, which includes a copy of the client letters and client speaking points for you to refer to when notifying your clients.

What if we share a client? How should we approach the client?
We are asking employees and associates on shared business to continue to approach the client separately, but to coordinate the contact, so as to provide minimal disruption to our clients' business. For our North and South American businesses, the Client managers on the Primary will contact the client first, between 8:00AM and 2:00PM (local time). Client managers on the Secondary may begin with contacting the client after 2:00PM (local time). In the UK, the Primary may contact the client at 11:15AM, the Secondary may begin 2:15PM (local time). For Central Europe, the Primary may begin at 10:15AM, the Secondary at 1:15AM. In Australia, the Primary will begin contacting the client at 8AM (Friday), the Secondary may approach the client at 11AM (Friday). Again, please be sure to work with your manager to coordinate your approach.

What should I tell my clients?
It is important  for our clients to know these six things:

          1. It's business as usual for now, there should be no interruption of their services, no change in audit cycle timing.

          2. We are committed to providing them the same level of service as before. After the transaction is complete, we expect to be able to provide them with the most comprehensive accounts payable recovery audit service available in the industry.

          3. We expect this to be a transition driven by their specific needs, better enabling the new organization to identify new audit opportunities, further software application systems and find talented audit associates to serve our clients.

          4. The combination of our businesses will enable us to pool our best practices, consolidate our research and development efforts, and leverage our unique areas of specialization to better serve our clients.

          5. Just as before, if they experience any problems or want to talk about their account, they should call their sales representative, account manager or other client contact.

          6. Again, until the transaction is complete, we will continue to operate as two separate companies. We will keep them up-to-date. As soon as there is information for us to disclose, we will.

What if PRG and HS&A are the primary/secondary on a client account? What will happen?
There will be no immediate change in the clients' service. Until the transaction receives the appropriate approvals, we will continue with business as usual, operating as two separate companies. Once the transaction is final, designated client teams will be working with these clients to determine what their specific business needs are, and how the combined organization can bring the most comprehensive accounts payable recovery audit service to our valued clients. [Please see above for coordinating your approach on a shared client.]

What if my client asks me...
Below are a few of the questions your client might ask, as well as the appropriate responses. If your client has a question that you cannot answer, or need additional help in responding to, contact the Information Hotline (fax:
972-644-4276; phone: 972-246-2316; e-mail: hsaquestions@hsadallas.com). Someone will respond to your inquiry within 48 hours.

What is going to happen to my key client contacts (sales people and auditors), now and after the transaction closes?

It's business as usual for now, there should be no interruption of our services, no change in audit cycle timing, and you'll still have the same great people working on your business. Once the transaction closes, we will meet with you to understand your needs, and we'll determine the best service delivery method for your audit, including the appropriate staffing levels needed to maximize the recovery opportunity. When our recommended service model has been completed, we will meet with you to gain additional input and ensure that our recommended service model satisfies your needs.

Will the client have two sales people calling on me or one point of contact?
Our transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. Because we are under a legal obligation to operate separately, we are not able to provide one single point of contact representing the two organizations.

When your audit is complete and your contract is up for renewal, we will work with you to provide an audit service delivery model that will satisfy your unique audit needs.

How will this transaction affect my audit? Can you assure me/guarantee me that the total recoveries between primary and secondary will equal what they are now? Will there be delays in completing my audit from the original time frame? It's business as usual for now. Our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries. Please remember, the nature of our business inherently provides incentives for our auditors to maximize your recoveries in an efficient manner. Each of our firms are pay-for-performance organizations, sharing in the success or failure of your audit, and we want to see it succeed.

Once  this  transaction  is  complete,  we will  come to you with a  recommended
service  delivery  model  that  will  meet  your  account's   specific  business
objectives in the future.

We still want the assurance of a watchdog. How can you continue in that role? This transaction is subject to regulatory, bank, and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. Our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries.

As two separate firms, we will continue to operate in our respective contracted roles. In our respective roles, we are bound by law and ethics, to not collude with our counterparts, thereby continuing to provide the "watchdog" role that we understand is important to your business.

If you are going to maintain your current positions, how will you ensure an independent secondary audit?

This transaction is subject to regulatory, bank and shareholder approvals, and prior to the closing, our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. Our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries.

As two separate firms, we will continue to operate in our respective contracted roles. In our respective roles, we are bound by law and ethics, to not collude with our counterparts, thereby continuing to provide the "watchdog" role that we understand is important to your business.

Which position does the new company want? Please choose either primary or secondary. Based on PRG's experience with previous transactions, most of our clients have agreed that the best course of action is to complete the entire current audit cycle in each firm's respective roles. Our objective is to minimize disruption to your business and ensure the continuous realization of your recoveries.

Why did you do this transaction, your salespeople kept saying that your firm was different from your competitor - what happened?

We are different firms, and it's our differences that make this a compelling combination. We both have unique strengths and weaknesses. We intend to build on our strengths to create a unique organization -- one that's designed to provide the most comprehensive services in our industry. We will be able to leverage additional investments in technology, share best practices and provide our clients with the foremost industry specialists.

If both firms request the same information from me, can I just respond to one and assume that you will "pass it on"?

Unfortunately, no. This transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. That means we cannot share auditors or information between the primary or secondary audits.

So, we ask that you still communicate with us in your usual manner as two separate, distinct organizations.

Can we streamline/standardize audit guidelines and/or the claims approval process?

Also, since you will soon only have to convert data once, can we get a break in the rate to account for that synergy? This transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized.

After the transaction closes, we hope to meet with you to discuss all of the synergy opportunities of the combination, and recommend a service delivery model that is appropriate for your business needs.

How will this impact my vendors? Can we coordinate the primary and secondary contacts?

Again, our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries. This means the transaction should have no impact on your vendors. While we are in the process of closing this transaction, it's business as usual. We will continue to work closely with your vendors to quickly realize your recoveries.

Since we are obligated to operate as two independent firms until after the close, we will not be able to coordinate vendor contacts between both firms at this time.

Does my current audit contract have to be redone? Do I need a new contract post-close?

There will be no immediate change to your current contract. Both firms are operating just as before, separate legal entities.

When are you going to expand your services?
One of the key client benefits of this combination is our ability to provide you with complimentary services. However, our transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until close. We will be able to offer you additional services from the other firm when the transaction closes.

How do we answer our client's additional questions about this?
Tell your clients that they should experience no change in service during this time. We are committed to providing our clients with the exceptional level of service they have come to expect from our companies. Your manager has a full Client Briefing Kit with additional speaking points and client letters for you to review when speaking with your clients.

If your client has a question that you cannot answer, or need additional help in responding to, contact the Information Hotline (fax: 972-644-4276; phone:
972-246-2316; e-mail: hsaquestions@hsadallas.com). Someone will respond to your inquiry within 48 hours.

[PRG Employee Q&A]


             The Profit Recovery Group International, Inc. (PRG) and Howard Schultz & Associates International, Inc. (HS&A)
                              Questions and Answers

GENERAL

Who is HS&A?
Founded in 1970, Howard Schultz & Associates International, Inc. (HS&A) is an industry pioneer and a world leader in recovery audit services. HS&A's core business is accounts payable recovery auditing and the company has an extensive, global client base. HS&A also audits occupancy costs, vendor statements and direct store delivery records to recover overpayments that are a result of missed credits, duplicate payments, overlooked allowances, incorrect invoices and other discrepancies. With its headquarters in Dallas, Tx., HS&A has more than 1,000 auditors serving 1,500 clients in 17 countries.

Who is PRG?
Headquartered  in Atlanta,  Ga., The Profit Recovery Group  International,  Inc.
(PRG) is one of the world's leading providers of recovery audit services. PRG's Accounts Payable organization employs over 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly traded company in 1996. Shares of PRG are traded on the NASDAQ National Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.

What did the two companies exactly announce today?
The companies announced an agreement to combine our companies through PRG's purchase of substantially all of the assets of HS&A and substantially all of the equity of certain of its affiliates in exchange for PRGX common stock. The companies will join in a continuing effort to offer the best in talent and resources to provide clients with the most comprehensive recovery audit service. In order to accomplish this, PRG and HS&A plan to merge their services into one combined recovery services resource.

When will the deal be complete?
The transaction is subject to regulatory and bank approvals as well as approvals from both companies' shareholders. Once these approvals are received, full integration of the organizations can begin. In the meanwhile, both companies will continue to operate as separate companies. Subject to obtaining the required approvals, the deal is expected to close in the fourth quarter of 2001, and the full integration will begin shortly thereafter.

Who will lead the integration once the deal is complete?
To ensure a smooth transition, John Cook and Howard Schultz will be personally driving the integration process through day-to-day involvement in the business, specifically by directing the efforts of the Integration Program Office. John Cook and Howard Schultz have appointed a broad integration team of experienced specialists from both companies, led by Andy Schultz (HS&A) and Brad Roos (PRG), and we've enlisted the assistance of Bain & Company, a well-respected management consulting firm with expertise in this area.

Who will lead new organization?
Howard Schultz will become Chairman of the new organization, and John Cook will be President and Chief Executive Officer. The Chairman and the CEO will work as a team to jointly manage the new organization.

What will the new organization be called?
The new company will be called PRG-Schultz, to represent the combination of our two organizations into the indisputable industry leader.

Will there be a new logo?
When the transaction closes, we will also launch a new identity for our combined company. We'll keep you posted on how the rollout will work, once the new identity is ready to launch.

How many employees and associates  will be a part of the new  organization?
PRG has approximately 2,500 employees, serving 2,500 clients in over 34 countries. HS&A has over 1,000 audit associates serving 1,500 clients in 17 countries. The new organization will have approximately 3,500 employees, serving approximately 3,950 unique clients in 35 countries.

EMPLOYEE/ASSOCIATE

Have other associates/employees been notified?
Yes. Simultaneously today, members of the management teams in both companies are holding meetings with employees and associates where possible. Other employees and associates are participating in conference calls with management and all employees and associates should receive an electronic packet of information in regard to today's news.

Will I report to someone new?
During the next few months PRG and HS&A will begin to examine what the combined management team will look like. This will likely result in some changes in reporting relationships. However, there will be no changes until the transaction receives the appropriate regulatory, bank and shareholder approvals.

Will anyone lose his or her jobs?
We all know that the nature of a business combination is, by design, a strategic option to gain efficiencies. Once all the necessary approvals are received, John Cook, Howard Schultz, and their management teams will review the resources necessary to support and grow the new organization, which may mean some changes.

It is important to remember that no immediate changes will be made at this time. In order to achieve continued success, both organizations rely on the knowledge and resources of everyone at HS&A and PRG.

Will job responsibilities and status levels change?
Again, the combination may bring about some change in how the combined company will be organized, but those details have not yet been determined. Remember, no immediate changes will be made at this time.

Will HS&A associates have to become employees of the new organization?
Yes. HS&A has been undergoing a process of making their associates (currently independent contractors) employees of their organization independent of this announcement. When the transaction is complete, they will receive information about becoming an employee of the new organization.

Do I have to relocate?
It is important to remember that there will be no immediate changes made at this time. We simply will not know these details until the transaction is complete. The combined client base of both companies might provide a greater opportunity for some auditors to work closer to home.

Will offices be merged together?
Until the transaction is complete,  no immediate  changes will be made. Once all
the  necessary   approvals  are  received,   the  integration   team  will  make
recommendations about combining space, where appropriate.

What about paychecks?  Benefits?  Business cards and other details?
Until further notice all administrative procedures remain in place. Until the completion of the transaction, all employees and associates are part of their separate, respective companies. This means that there will be no changes in when and how you receive your paycheck, or your medical, dental or other benefit coverage.

How will this announcement impact business projects and decisions that are currently in-process?
Until the transaction is complete, business will run as usual, which means decisions currently in-process will follow the same approval and measurement process as before. You should continue working on your projects. If you have a question about a specific project you're working on, ask your manager for further clarification.

What will happen to the PRG mission statement, vision and values?
HS&A and PRG are complementary organizations, and we share more than just a business model. We share the common objective to deliver unmatched results and services to our customers in the most professional spirit; we both believe in developing our associates to the fullest; and we share a vision of advancing the state of technologies and methodologies for our business practices. That said, each of our companies is unique, and it will be those differences that will be the key to our success together. It takes many different viewpoints to make an organization successful. During the integration process, we will review our cultures, their missions, values, attitudes and standards to establish the best qualities of each, and examine how the new organization will adopt these.

CLIENT

How will the announcement impact our clients?
The purpose of the transaction is to enable our companies to better serve our clients. By focusing our combined talent, technology and resources on our clients' businesses, we will be better positioned to deliver the most comprehensive accounts payable recovery auditing service in the world. While the transaction is undergoing the necessary approvals, there will be no change to the way each of our companies deliver service to our clients.

Once the transaction is final, client management teams will be designated to work with PRG-HS&A (shared) clients to define specific business plans to employ post-close. By seeking our clients' input on their specific needs, we will be better able to help our clients successfully manage their business.

How are our clients being notified about the announcement?
We are asking all appropriate employees and associates with client responsibility to personally and proactively call their clients to inform them of the news, and let them know that a letter will be delivered to them. For shared clients, we have adopted a specific protocol for a coordinated approach (see below). Be sure to work with your manager to coordinate your approach. Your manager has a Client Briefing Kit, which includes a copy of the client letters and client speaking points for you to refer to when notifying your clients.

What if we share a client? How should we approach the client?
We are asking employees and associates on shared business to continue to approach the client separately, but to coordinate the contact, so as to provide minimal disruption to our clients' business. For our North and South American businesses, the Client managers on the Primary will contact the client first, between 8:00AM and 2:00PM (local time). Client managers on the Secondary may begin with contacting the client after 2:00PM (local time). In the UK, the Primary may contact the client at 11:15AM, the Secondary may begin 2:15PM (local time). For Central Europe, the Primary may begin at 10:15AM, the Secondary at 1:15AM. In Australia, the Primary will begin contacting the client at 8AM (Friday), the Secondary may approach the client at 11AM (Friday). Again, please be sure to work with your manager to coordinate your approach.

What should I tell my clients?
It is important for our clients to know these six things:

     7. It's business as usual for now, there should be no interruption of their services, no change in audit cycle timing.

     8. We are committed to providing them the same level of service as before. After the transaction is complete, we expect to be able to provide them with the most comprehensive accounts payable recovery audit service available in the industry.

     9. We expect this to be a transition driven by their specific needs, better enabling the new organization to identify new audit opportunities, further software application systems and find talented audit associates to serve our clients.

     10. The combination of our businesses will enable us to pool our best practices, consolidate our research and development efforts, and leverage our unique areas of specialization to better serve our clients.

     11. Just as before, if they experience any problems or want to talk about their account, they should call their sales representative, account manager or other client contact.

     12. Again, until the transaction is complete, we will continue to operate as two separate companies. We will keep them up-to-date. As soon as there is information for us to disclose, we will.

What if PRG and HS&A are the primary/secondary on a client account? What will happen?
There will be no immediate change in the clients' service. Until the transaction receives all necessary approvals, we will continue with business as usual, operating as two separate companies. Once the transaction is final, designated client teams will be working with these clients to determine what their specific business needs are, and how the combined organization can bring the most comprehensive recovery audit service to our valued clients. [Please see above for coordinating your approach on a shared client.]

What if my client asks me...
Below are a few of the questions your client might ask, as well as the appropriate responses. If your client has a question that you cannot answer, or need additional help in responding to, contact the Information Hotline (fax:
770-779-3042; phone: 770-779-3386; e-mail: justask@prgx.com). Someone will respond to your inquiry within 48 hours.

What is going to happen to my key client contacts (sales people and auditors), now and after the transaction closes?
It's business as usual for now, there should be no interruption of our services, no change in audit cycle timing, and you'll still have the same great people working on your business. Once the transaction closes, we will meet with you to understand your needs, and we'll determine the best service delivery method for your audit, including the appropriate staffing levels needed to maximize the recovery opportunity. When our recommended service model has been completed, we will meet with you to gain additional input and ensure that our recommended service model satisfies your needs.

Will the client have two sales people calling on me or one point of contact?
Our transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. Because we are under a legal obligation to operate separately, we are not able to provide one single point of contact representing the two organizations.

When your audit is complete and your contract is up for renewal, we will work with you to provide an audit service delivery model that will satisfy your unique audit needs.

How will this transaction affect my audit? Can you assure me/guarantee me that the total recoveries between primary and secondary will equal what they are now? Will there be delays in completing my audit from the original time frame? It's business as usual for now. Our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries. Please remember, the nature of our business inherently provides incentives for our auditors to maximize your recoveries in an efficient manner. Each of our firms are pay-for-performance organizations, sharing in the success or failure of your audit, and we want to see it succeed.

Once  this  transaction  is  complete,  we will  come to you with a  recommended
service  delivery  model  that  will  meet  your  account's   specific  business
objectives in the future.

We still want the assurance of a watchdog. How can you continue in that role? This transaction is subject to regulatory, bank, and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. Our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries.

As two separate firms, we will continue to operate in our respective contracted roles. In our respective roles, we are bound by law and ethics, to not collude with our counterparts, thereby continuing to provide the "watchdog" role that we understand is important to your business.

If you are going to maintain your current positions, how will you ensure an independent secondary audit?
This transaction is subject to regulatory, bank and shareholder approvals, and prior to the closing, our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. Our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries.

As two separate firms, we will continue to operate in our respective contracted roles. In our respective roles, we are bound by law and ethics, to not collude with our counterparts, thereby continuing to provide the "watchdog" role that we understand is important to your business.

Which position does the new company want? Please choose either primary or secondary.
Based on PRG's experience with previous transactions, most of our clients have agreed that the best course of action is to complete the entire current audit cycle in each firm's respective roles. Our objective is to minimize disruption to your business and ensure the continuous realization of your recoveries.

Why did you do this transaction, your salespeople kept saying that your firm was different from your competitor - what happened?
We are different firms, and it's our differences that make this a compelling combination. We both have unique strengths and weaknesses. We intend to build on our strengths to create a unique organization -- one that's designed to provide the most comprehensive services in our industry. We will be able to leverage additional investments in technology, share best practices and provide our clients with the foremost industry specialists.

If both firms request the same information from me, can I just respond to one and assume that you will "pass it on"?
Unfortunately, no. This transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized. That means we cannot share auditors or information between the primary or secondary audits.

So, we ask that you still communicate with us in your usual manner as two separate, distinct organizations.

Can we streamline/standardize audit guidelines and/or the claims approval process? Also, since you will soon only have to convert data once, can we get a break in the rate to account for that synergy?
This transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until those approvals are received and the transaction is finalized.

After the transaction closes, we hope to meet with you to discuss all of the synergy opportunities of the combination, and recommend a service delivery model that is appropriate for your business needs.

How will this impact my vendors? Can we coordinate the primary and secondary contacts?

Again, our objective is to minimize disruption to your current audit cycle while ensuring the timely, accurate, and continuous realization of your recoveries. This means the transaction should have no impact on your vendors. While we are in the process of closing this transaction, it's business as usual. We will continue to work closely with your vendors to quickly realize your recoveries.

Since we are obligated to operate as two independent firms until after the close, we will not be able to coordinate vendor contacts between both firms at this time.

Does my current audit contract have to be redone? Do I need a new contract post-close?
There will be no immediate change to your current contract. Both firms are operating just as before, separate legal entities.

When are you going to expand your services?
One of the key client benefits of this combination is our ability to provide you with complimentary services. However, our transaction is subject to regulatory, bank and shareholder approvals, and our firms must continue to operate as two independent firms until close. We will be able to offer you additional services from the other firm when the transaction closes.

How do we answer our client's questions about this?
Tell your clients that they should experience no change in service during this time. We are committed to providing our clients with the exceptional level of service they have come to expect from our companies. Your manager has a Client Briefing Kit with additional speaking points and client letters for you to review when speaking with your clients.

If your client has a question that you cannot answer, or need additional help in responding to, contact the Information Hotline (fax: 770-779-3042; phone:
770-779-3386; e-mail: justask@prgx.com). Someone will respond to your inquiry within 48 hours.

[Employee and Associate Fact Sheet]

            The Profit Recovery Group and Howard Schultz & Associates
      The World's Leading Accounts Payable Recovery Audit Services Company

The combination of PRG and HS&A will create the world's leading accounts payable recovery audit services company, with the power to provide the most comprehensive accounts payable recovery auditing services in the world. As fellow pioneers in the recovery audit industry, PRG and HS&A come together with common values, uncommon opportunities.

     Common Values

     -    The shared belief in developing our associates to the fullest.

     - The common objective to deliver unmatched results and services to our clients in the most professional spirit.

     - A common vision to advance the state of technologies and methodologies for our business practices.

     - Dedicated to providing the most comprehensive review possible -- the best-in-class of talent, technologies, and services.

     Uncommon Opportunities

     During the past decade, each firm has worked hard to identify new audit opportunities, furthering software application systems and hiring talented audit associates to serve our clients. Specifically, as the world of technology continues to evolve at a lightning-fast pace, and the sheer volume of business transactions processed continues to grow, requiring significant investments and resources to service our clients' businesses. The combination of our businesses will enable us to

          o Pool our best practices, particularly in audit methodology, IT, and vendor relationships

          o Leverage our combined industry expertise, technology expertise, and the overall talent of our people o Enhance our research and development efforts

          o Leverage our complementary services such as DSD, and our joint international strengths

          o Capitalize on our combined financial and operational resources to better serve our clients


     ---------------------------------------------------------------------------
     By combining the strengths of both companies, we intend to build an organization truly empowered to better serve our clients with the most comprehensive accounts payable recovery auditing services in the industry.
     ---------------------------------------------------------------------------

The Profit Recovery Group International, Inc. (PRG)
Headquartered in Atlanta, Ga., PRG is one of the world's leading providers of recovery auditing services. PRG's Accounts Payable organization employs over 2,500 employees in 34 countries providing more than 2,500 clients with insightful value to optimize and expertly manage their business transactions. PRG's clients represent a variety of industries including retailing, wholesale distribution, government, high-tech and healthcare organizations. PRG was founded in 1990 and became a publicly traded company in 1996. Shares of PRG are traded on the NASDAQ National Market under the symbol PRGX. For additional information visit our web site at www.prgx.com.

             Howard Schultz & Associates International, Inc. (HS&A)

Founded in 1970, Dallas-based HS&A is one of the world's leading providers of recovery auditing services to retailers, distributors, wholesalers, and other transaction-intensive companies. HS&A, which derives its revenue strictly from a percentage of the money it recovers for its clients, has recovered more than $6 billion in overpayments since its inception. HS&A has more than 1,000 associates serving 1,500 clients in 17 countries on four continents. The company's Web site address is www.hsanet.com.


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